# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cyngn Inc., CIK 0001874097
CUSIP: 23257B206
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1015 O'Brien Dr., Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 11,645,962; shared voting power 0; sole dispositive power 11,645,962; shared dispositive power 0; aggregate amount beneficially owned 11,645,962 (4.24% of the class)

## Item 1. Issuer
Name of issuer: Cyngn Inc.
Address of issuer's principal executive offices: 1015 O'Brien Dr., Menlo Park, CA 94025

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
11,645,962

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on January 8, 2025, covering 2,985,000 shares of Common Stock purchased on December 31, 2024. The amounts in Row (5), (7) and (9) includes Common Shares underlying 11,645,962 Warrants. The percentage set forth on Row (11) of the cover page for the reporting person is based on 262,773,516 shares of Common Stock outstanding based upon the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2025.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 4.24
Sole power to vote or to direct the vote: 11,645,962
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,645,962
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (02/13/2025)